

March 14, 2013

<u>Via E-mail</u>
David R. Mathers
Chief Financial Officer
Credit Suisse Group AG
Paradeplatz 8, CH 8001
Zurich, Switzerland

      Re: **Credit Suisse Group AG**
            Credit Suisse AG
            Forms 20-F for Fiscal Year Ended December 31, 2011
            Filed March 23, 2012
            File Nos. 001-15244 and 001-33434

Dear Mr. Mathers:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Michael Seaman for

                    Suzanne Hayes
                    Assistant Director